EXHIBIT 12.2
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Three months ended March 31, (in millions, except ratios)	2018
Excluding interest on deposits
Income before income tax expense	$10,662
Fixed charges:
Interest expense	3,323
One-third of rents, net of income from subleases (a)	134
Total fixed charges	3,457
Add: Equity in undistributed income of affiliates	(115)
Income before income tax expense and fixed charges, excluding capitalized interest	$14,004
Fixed charges, as above	$3,457
Preferred stock dividends (pre-tax)	521
Fixed charges including preferred stock dividends	$3,978
Ratio of earnings to fixed charges and preferred stock dividend requirements	3.52
Including interest on deposits
Fixed charges including preferred stock dividends, as above	$3,978
Add: Interest on deposits	1,060
Total fixed charges including preferred stock dividends and interest on deposits	$5,038
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$14,004
Add: Interest on deposits	1,060
Total income before income tax expense, fixed charges and interest on deposits	$15,064
Ratio of earnings to fixed charges and preferred stock dividend requirements	2.99

(a)	The proportion deemed representative of the interest factor.